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                                                                       EXHIBIT 5

                                                                December 2, 1999

Bolle Inc.
555 Theodore Fremd Avenue
Suite B 302
Rye, New York 10580

To Our Stockholders:

   We are pleased to inform you that on November 24, 1999, Bolle Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Worldwide Sports and Recreation. ("Purchaser") and Shade Acquisition, Inc., a wholly owned subsidiary of Purchaser ("Acquisition Sub"), pursuant to which Acquisition Sub has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Shares"), for a cash price of $5.25 per Share. The Offer is conditioned upon, among other things, the tender of over 90% of the number of Shares outstanding on a fully diluted basis (assuming the exercise of all outstanding options and warrants) and the Purchaser having obtained sufficient financing, on terms and conditions satisfactory to the Purchaser, to enable consummation of the Offer and the Merger (as defined below). The Merger Agreement provides that following consummation of the Offer, Acquisition Sub will be merged (the "Merger") with and into the Company and those Shares that are not acquired in the Offer will be converted into the right to receive $5.25 per Share in cash.

   The Board of Directors has approved the Offer and adopted the Merger Agreement and determined that the terms of the Offer and the Merger (as defined in the enclosed Schedule 14D-9) are fair to, and in the best interests of, the Company and its stockholders, and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, Banc of America Securities, LLC ("Banc of America"), to the effect that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to the Common Stockholders from a financial point of view. A copy of Banc of America's written opinion, which sets forth the assumptions, qualifications and limitations described in the opinion, is attached to the Schedule 14D-9 as Schedule I.

   The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                             Very truly yours,

                                             Martin E. Franklin
                                             Chairman of the Board